EXHIBIT 99.1

Investor Relations Contact:
Mike Saviage
Adobe Systems Incorporated
408-536-4416
ir@adobe.com

Public Relations Contact:
Holly Campbell
Adobe Systems Incorporated
campbell@adobe.com

Adobe Systems Reports Record Quarterly and Annual Revenue

Adobe Acrobat and Adobe Creative Suite Adoption Drives 29 Percent Year-Over-Year Annual Revenue Growth in Fiscal Year 2004

SAN JOSE, Calif. — December 16, 2004 — Adobe Systems Incorporated (Nasdaq:ADBE) today reported strong financial results for its fourth quarter and fiscal year ended December 3, 2004.

In the fourth quarter of fiscal 2004, Adobe achieved record revenue of $429.5 million, compared to $358.6 million reported for the fourth quarter of fiscal 2003 and $403.7 million reported in the third quarter of fiscal 2004. On a year-over-year basis, this represents 20 percent revenue growth. Adobe's fourth quarter revenue target range, revised upward on October 26, 2004, was $410 to $425 million.

"Q4 was an outstanding finish to a remarkable year," said Bruce R. Chizen, president and chief executive officer. "The continued strength of Acrobat and our Creative Suite platform, combined with strong demand for our hobbyist offerings, resulted in record revenue for the quarter. We also achieved more than $100 million in revenue and 50% year-over-year growth in our Intelligent Documents server business during the year.

"Based on the planned release of a succession of new products throughout fiscal 2005, as well as the large market opportunities in front of us, we are reaffirming our double-digit revenue growth target for fiscal 2005," Chizen said.

GAAP diluted earnings per share for the fourth quarter of fiscal 2004 were $0.45. Non-GAAP diluted earnings per share, which does not include investment gains from the Company's venture program, were $0.44. Adobe's revised GAAP and non-GAAP fourth quarter earnings target range was $0.40 to $0.43 per share.

GAAP net income was $113.5 million for the fourth quarter of fiscal 2004, compared to $83.3 million reported in the fourth quarter of fiscal 2003, and $104.5 million in the third quarter of fiscal 2004. On a year-over-year basis, GAAP net income grew 36 percent.

Non-GAAP net income, which excludes, as applicable, a partial reversal of prior restructuring charges, and investment gains and losses, was $110.4 million for the fourth quarter of fiscal 2004, compared to $83.0 million in the fourth quarter of fiscal 2003, and $105.6 million in the third quarter of fiscal 2004. On a year-over-year basis, non-GAAP net income grew 33 percent.

GAAP diluted earnings per share for the fourth quarter of fiscal 2004 were $0.45 based on 250.3 million weighted average shares. This compares with GAAP diluted earnings per share of $0.34 reported in the fourth quarter of fiscal 2003, based on 245.5 million weighted average shares, and GAAP diluted earnings per share of $0.42 reported in the third quarter of fiscal 2004, based on 247.1 million weighted average shares.

Adobe's GAAP operating income was $146.4 million in the fourth quarter of fiscal 2004, compared to $115.3 million in the fourth quarter of fiscal 2003 and $140.3 million in the third quarter of fiscal 2004. As a percent of revenue, GAAP operating income in the fourth quarter of fiscal 2004 was 34.1 percent, compared to 32.1 percent in the fourth quarter of fiscal 2003 and 34.8 percent in the third quarter of fiscal 2004.

Adobe's non-GAAP operating income, which excludes, as applicable, a partial reversal of prior restructuring charges, was $146.4 million in the fourth quarter of fiscal 2004, compared to $115.2 million in the fourth quarter of fiscal 2003 and $140.3 million in the third quarter of fiscal 2004. As a percent of revenue, non-GAAP operating income in the fourth quarter of fiscal 2004 was 34.1 percent, compared to 32.1 percent in the fourth quarter of fiscal 2003 and 34.8 percent in the third quarter of fiscal 2004.

Adobe Reports Record Annual Revenue in Fiscal Year 2004

In fiscal 2004, Adobe achieved record revenue of $1.667 billion, compared to $1.295 billion in fiscal 2003. On a year-over-year basis, annual revenue grew 29 percent.

Adobe's annual GAAP net income was $450.4 million in fiscal 2004, compared to $266.3 million in fiscal 2003. On a year-over-year basis, annual GAAP net income grew 69 percent.

Adobe's annual non-GAAP net income, which does not, as applicable, include a partial reversal of restructuring charges, and investment gains and losses, was $448.5 million in fiscal 2004, compared to $275.0 million in fiscal 2003. On a year-over-year basis, annual non-GAAP net income grew 63 percent.

GAAP diluted earnings per share for fiscal 2004 were $1.82. Non-GAAP diluted earnings per share for fiscal 2004, which does not include investment gains and losses, were $1.81.

Adobe Provides First Quarter Financial Targets and Reaffirms Fiscal 2005 Targets

For the first quarter of fiscal 2005, Adobe announced it is targeting revenue of $435 to $455 million, a gross margin of approximately 94 percent, and GAAP and non-GAAP operating margin ranges of approximately 34 to 35 percent.

As a percent of revenue, Adobe is targeting first quarter expenses as follows:

Research & Development – approximately 19 percent
Sales & Marketing – approximately 31 to 32 percent
General & Administrative – approximately 9 percent

In addition, Adobe is targeting its share count range to be between 254 and 255 million shares in the first quarter of fiscal 2005. The Company also is targeting other income in its first quarter to be approximately $3.5 million, and a tax rate of 25 percent. These targets lead to first quarter GAAP and non-GAAP earnings per share target ranges of $0.45 to $0.48.

Adobe currently believes targeted non-GAAP earnings per share and non-GAAP operating margin results will not differ materially from targeted GAAP results.

For fiscal 2005, the Company reaffirmed its full year target range of $1.85 to $1.9 billion in revenue, with an operating margin target range of approximately 34 to 35 percent.

The Adobe Board of Directors declared this quarter's cash dividend of $0.0125 per share, payable on January 11, 2005, to stockholders of record as of December 28, 2004.

Forward Looking Statements Disclosure

This press release contains forward looking statements, including those related to revenue, product releases, gross margin, operating margin, operating expenses, share count, tax rate, and earnings per share, which involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: adverse changes in general economic or political conditions in any of the major countries in which we do business, delays in development or shipment of our new products or major new versions of existing products, introduction of new products by existing and new competitors, difficulties in transitions to new business models or markets, changes in demand for application software, computers and printers, intellectual property disputes and litigation, changes to our distribution channel, the impact of malicious code, such as worms and viruses, on our computer network and applications, interruptions or terminations in our relationships with our turnkey assemblers, fluctuations in foreign currency exchange rates, changes in accounting rules, unanticipated changes in tax rates, market risks associated with our equity investments, and our inability to attract and retain key personnel. For further discussion of these and other risks and uncertainties, individuals should refer to the Company's SEC filings, including the 2003 annual report on

Form 10-K and quarterly reports on Form 10-Q filed in 2004. The Company does not undertake an obligation to update forward looking statements.

About Adobe Systems Incorporated

Adobe is the world's leading provider of software solutions to create, manage and deliver high-impact, reliable digital content. For more information, visit www.adobe.com.

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Condensed Consolidated Statements of Income
(In thousands, except per share data)
(Unaudited)

	Three Months Ended		Year Ended	
	December 3, 2004	November 28, 2003	December 3, 2004	November28, 2003
Revenue:				
Products	$ 420,204	$ 351,466	$ 1,633,959	$ 1,269,004
Services and support	9,298	7,120	32,622	25,745
Total revenue	429,502	358,586	1,666,581	1,294,749
Total cost of revenue:				
Products	23,887	21,476	86,572	79,902
Services and support	5,485	3,751	17,806	13,120
Total cost of revenue	29,372	25,227	104,378	93,022
Gross profit	400,130	333,359	1,562,203	1,201,727
Operating Expenses:				
Research and development	80,100	73,088	311,296	276,980
Sales and marketing	140,289	113,543	521,143	423,417
General and administrative	33,362	31,570	137,970	122,427
Restructuring and other charges	—	(105)	—	(544)
Total operating expenses	253,751	218,096	970,409	822,280
Operating income	146,379	115,263	591,794	379,447
Non-operating income:				
Investment gain (loss)	4,158	379	2,506	(12,875)
Interest and other income	2,843	3,428	14,345	13,920
Total non-operating income	7,001	3,807	16,851	1,045
Income before income taxes	153,380	119,070	608,645	380,492
Provision for income taxes	39,879	35,721	158,247	114,148
Net income	$ 113,501	$ 83,349	$ 450,398	$ 266,344
Basic net income per share	$ 0.47	$ 0.35	$ 1.89	$ 1.14
Shares used in computing basic net income per share	239,870	235,899	238,829	234,246
Diluted net income per share	$ 0.45	$ 0.34	$ 1.82	$ 1.10
Shares used in computing diluted net income per share	250,310	245,512	247,813	241,450

5

Condensed Consolidated Balance Sheets

(In thousands, except per share data)
(Unaudited)

	December 3, 2004	November 28, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 376,127	$ 189,917
Short-term investments	937,094	906,616
Trade receivables	141,945	146,311
Other receivables	25,495	27,731
Deferred income taxes	51,751	35,875
Other current assets	18,617	22,578
Total current assets	1,551,029	1,329,028
Property and equipment, net	99,675	77,007
Goodwill	110,287	95,971
Purchased and other intangibles, net	15,513	15,318
Investment in lease receivable	126,800	—
Other assets	55,328	37,721
Total assets	$ 1,958,632	$ 1,555,045
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade and other payables	$ 43,192	$ 37,437
Accrued expenses	202,762	160,009
Income taxes payable	145,913	193,484
Deferred revenue	59,541	45,600
Total current liabilities	451,408	436,530
Other long-term liabilities	4,838	—
Deferred income taxes, long-term	78,909	17,715
Stockholders' equity:		
Common stock, $0.0001 par value	29,576	29,576
Additional paid-in-capital	1,164,643	874,126
Retained earnings	2,238,807	1,800,398
Accumulated other comprehensive loss	(2,289)	(999)
Treasury stock at cost, net of re-issuances	(2,007,260)	(1,602,301)
Total stockholders' equity	1,423,477	1,100,800
Total liabilities and stockholders' equity	$ 1,958,632	$ 1,555,045

Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Three Months Ended	
	December 3, 2004	**November 28, 2003**
Cash flows from operating activities:		
Net income	$ 113,501	$ 83,349
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	17,802	12,774
Stock compensation expense	46	368
Deferred income taxes	(2,172)	19,136
Provision for (recovery of) losses on receivables	(58)	738
Tax benefit from employee stock option plans	67,822	25,087
Net gains on sales and impairments of investments	(4,158)	(379)
Non-cash restructuring and other charges	—	(105)
Changes in operating assets and liabilities:		
Receivables	(30,291)	(33,725)
Other current assets	6,424	10,191
Trade and other payables	6,531	5,367
Accrued expenses	33,065	10,237
Accrued restructuring charges	(94)	(873)
Income taxes payable	(30,778)	(7,541)
Deferred revenue	12,393	3,991
Net cash provided by operating activities	190,033	128,615
Cash flows from investing activities:		
Purchases of short-term investments	(223,471)	(423,963)
Maturities and sales of short-term investments	223,529	222,063
Acquisitions of property and equipment	(21,070)	(12,590)
Purchases of long-term investments and other assets	(16,262)	(4,840)
Proceeds from sale of equity securities and other assets	2,788	4,742
Net cash used for investing activities	(34,486)	(214,588)
Cash flows from financing activities:		
Purchase of treasury stock	(200,015)	(240)
Proceeds from issuance of treasury stock	221,145	132,321
Payment of dividends	(2,982)	(2,925)
Net cash provided by financing activities	18,148	129,156
Effect of foreign currency exchange rates on cash and cash equivalents	3,732	2,273
Net increase in cash and cash equivalents	177,427	45,456
Cash and cash equivalents at beginning of period	198,700	144,461
Cash and cash equivalents at end of period	$ 376,127	$ 189,917

Non-GAAP Results
(In thousands, except per share data)

The following tables show the Company's non-GAAP results reconciled to GAAP results included in this release. The Company's non-GAAP results do not, as applicable, include restructuring and other charges or investment gains and losses.

| | Three Months Ended | | |
	December 3, 2004	November 28, 2003	September 3, 2004
GAAP operating income	$ 146,379	$ 115,263	$ 140,314
Restructuring and other charges	—	(105)	—
Non-GAAP operating income	$ 146,379	$ 115,158	$ 140,314
GAAP net income	$ 113,501	$ 83,349	$ 104,461
Restructuring and other charges, net of tax	—	(74)	—
Investment (gain) loss, net of tax	(3,077)	(265)	1,106
Non-GAAP net income	$ 110,424	$ 83,010	$ 105,567
Diluted net income per share:			
GAAP net income	$ 0.45	$ 0.34	$ 0.42
Restructuring and other charges, net of tax	—	—	—
Investment (gain) loss, net of tax	(0.01)	—	0.01
Non-GAAP net income	$ 0.44	$ 0.34	$ 0.43
Shares used in computing diluted net income per share	250,310	245,512	247,113

| | Year Ended | |
	December 3, 2004	November 28, 2003
GAAP net income	$ 450,398	$ 266,344
Restructuring and other charges, net of tax	—	(381)
Investment (gain) loss, net of tax	(1,854)	9,013
Non-GAAP net income	$ 448,544	$ 274,976
Diluted net income per share:		
GAAP net income	$ 1.82	$ 1.10
Restructuring and other charges, net of tax	—	—
Investment (gain) loss, net of tax	(0.01)	0.04
Non-GAAP net income	$ 1.81	$ 1.14
Shares used in computing diluted net income per share	247,813	241,450

Adobe continues to provide all information required in accordance with GAAP, but it believes that evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only GAAP financial measures. Accordingly, Adobe uses non-GAAP financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. Adobe's management does not itself, nor does it suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Adobe presents such non-GAAP financial measures in reporting its financial results to provide investors with an additional tool to evaluate Adobe's operating results in a manner that focuses on what Adobe believes to be its ongoing business operations. Adobe's management believes it is useful for itself and investors to review both GAAP information that includes charges and investment gains and losses discussed below and the non-GAAP measures that exclude such charges and investment gains and losses in order to assess the performance of Adobe's business and for planning and forecasting in subsequent periods.

Adobe's non-GAAP operating income excludes, as applicable, restructuring and other charges. Non-GAAP net income and non-GAAP diluted earnings per share exclude, as applicable, restructuring and other charges and investment gains and losses. Management believes that the inclusion of these non-GAAP financial measures provides consistency and comparability with past reports of financial results and has historically provided comparability to similar companies in Adobe's industry, many of which present the same or similar non-GAAP financial measures to investors. Whenever Adobe uses such a non-GAAP financial measure, it provides a reconciliation of the non-GAAP financial measure to the most closely applicable GAAP financial measure. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure as detailed above.

Adobe excludes restructuring and other charges, including (i) employee severance and other termination benefits, (ii) lease termination costs and other expenses associated with exiting facilities, and (iii) other costs associated with terminating contracts, from its non-GAAP financial measure of operating income and net income. Adobe's management does not consider these restructuring costs as a normal component of its expenses related to ongoing operations as such charges have occurred only periodically and have not been directly linked to the level of Adobe's business activities in the quarter in which such charges occur. As a result, Adobe's management believes it is useful for itself and investors to review both GAAP information that includes such charges and non-GAAP measures of operating income and net income that exclude these charges to have a better understanding of the overall performance of Adobe's ongoing business operations and its performance in the periods presented.

In accordance with GAAP, Adobe records investment gains and losses from its venture program. These charges are otherwise unrelated to Adobe's ongoing business operations and are excluded from its non-GAAP financial information.